Exhibit 99.86

BUYBACK OPTION AGREEMENT

THIS BUYBACK OPTION AGREEMENT is made as of the 5th day of May, 2026 (the “Effective Date”).

AMONG:

GUNNISON COPPER CORP., a corporation existing under the laws of British Columbia

(“Gunnison”)

- and -

EXCELSIOR MINING ARIZONA, INC. DBA GUNNISON COPPER, a corporation existing under the laws of Arizona

(“Excelsior Arizona”)

- and -

ALTIUS ROYALTY CORPORATION, a corporation existing under the laws of Alberta

(“Altius”)

- and -

TF USA ROYALTIES LTD., a corporation existing under the laws of Delaware

(“TF USA”)

- and -

TRIPLE FLAG INTERNATIONAL LTD., a corporation existing under the laws of Bermuda

(“TF International”, and together with TF USA, “Triple Flag”, and Triple Flag together with Altius, the “Royalty Holders”, and each, individually, a “Royalty Holder”)

RECITALS:

A.	Excelsior Arizona is the owner of certain mineral rights and interests comprising the Gunnison Copper Project located in Cochise County, Arizona.

B.	Pursuant to an agreement dated 4th day of December 2018 between Excelsior Arizona and Altius (the “Altius Royalty Agreement”), Altius is the holder of a 1.5%-1.625% gross revenue royalty over the Property (the “Altius Royalty”).

C.	Pursuant to a deed, assignment and assumption agreement dated March 30, 2026 between Greenstone Excelsior Holdings L.P. and TF USA, TF USA acquired a 3.0% gross revenue royalty over the Triple Flag Royalty Property (the “Triple Flag Royalty”) pursuant to the amended and restated royalty agreement dated March 17, 2025 (as amended from time to time, the “Triple Flag Royalty Agreement”).

D.	Pursuant to a copper purchase and sale agreement dated October 30, 2018, as amended October 23, 2019, January 22, 2020, December 22, 2021, February 22, 2023 and December 14, 2023, between Excelsior Arizona, Excelsior Mining JCM, Inc. (merged into Excelsior Arizona on February 26, 2021), Gunnison Copper Corp. (formerly Excelsior Mining Corp.) and TF International (as amended from time to time, the “Stream Agreement”), TF International holds a precious metals stream and certain associated rights, including an option (the “Expansion Option”) to acquire an additional stream interest in connection with an expansion of the Project, on the terms set out in the Stream Agreement.

E.	Gunnison wishes to obtain, and the Royalty Holders are willing to grant, an option (i) to reduce the Triple Flag Royalty by one percent (1%), (ii) to reduce the Altius Royalty by one-half of one percent (0.5%), and (iii) to terminate the Expansion Option, in each case on and subject to the terms and conditions set out in this Agreement.

F.	The Parties intend that the foregoing options be exercisable only as a single, indivisible package and only in connection with a Qualifying Change of Control of Gunnison announced on or before December 31, 2028.

NOW THEREFORE, in consideration of the mutual covenants and agreements set out in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1 – INTERPRETATION

1.	Definitions. In this Agreement:

“Acquirer” means a Person that proposes to acquire, or has acquired, control of Gunnison or all or substantially all of the Project, Property and Triple Flag Royalty Property pursuant to a Change of Control Transaction.

“Affiliate” has the meaning given to it in the Canada Business Corporations Act.

“Agreement” means this Buyback Option Agreement, including all schedules, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Altius Buy-Down Option” has the meaning set out in Section 5(b).

“Altius Buy-Down Price” means US$10,000,000.

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Vancouver, British Columbia or Phoenix, Arizona.

“Change of Control Transaction” means any transaction or series of related transactions resulting in: (i) any Person, or group of Persons acting jointly or in concert (other than existing affiliates of Gunnison), becoming the beneficial owner, directly or indirectly, of voting securities of Gunnison representing more than fifty percent (50%) of the total voting power of Gunnison’s then-outstanding voting securities; (ii) the sale, lease, transfer or other disposition, in one transaction or a series of related transactions, of all or substantially all of the assets of Gunnison or all or substantially all of the Project, Property and Triple Flag Royalty Property; or (iii) the consummation of a merger, amalgamation, arrangement, consolidation or similar transaction involving Gunnison following which the holders of voting securities of Gunnison immediately prior to such transaction hold less than fifty percent (50%) of the voting securities of the surviving or resulting entity (or its parent).

“COC Announcement Date” means the date on which the entering into of a definitive agreement in respect of, or the formal commencement of (in the case of a take-over bid or similar transaction), a Change of Control Transaction is publicly announced by Gunnison.

“COC Closing Date” means the date on which a Change of Control Transaction is consummated.

“Exercise Notice” has the meaning set out in Section 9.

“Expansion Option Termination Price” means US$35,000,000.

“Expansion Option Termination Right” has the meaning set out in Section 5(c).

“Option Package” means, collectively, the Triple Flag Buy-Down Option, the Altius Buy-Down Option and the Expansion Option Termination Right.

“Option Period” means the period commencing on the Effective Date and ending at 11:59 p.m. (Toronto time) on March 31, 2028, provided that with the written consent of Altius and Triple Flag, the Option Period may be extended to a date later than March 31, 2028.

“Party” means a party to this Agreement, and “Parties” means all of them collectively.

“Person” means any natural person, corporation, partnership, limited liability company, trust, joint venture, association, unincorporated organization, governmental authority or other entity.

“Project” has the meaning given to such term in the Stream Agreement.

“Property” has the meaning given to such term in the Altius Royalty Agreement.

“Qualifying Acquirer” has the meaning set out in Section 7.

“Qualifying Change of Control” means a Change of Control Transaction in which the Acquirer is a Qualifying Acquirer.

“Total Buyback Price” means the aggregate amount of US$65,000,000, being the sum of the Triple Flag Buy-Down Price, the Altius Buy-Down Price and the Expansion Option Termination Price.

“Triple Flag Buy-Down Option” has the meaning set out in Section 5(a).

“Triple Flag Buy-Down Price” means US$20,000,000.

“Triple Flag Royalty Property” means the “Property” as such term in the Triple Flag Royalty Agreement.

2.	Currency. All references to dollars or “$” in this Agreement are to United States dollars unless otherwise expressly indicated.

3.	Headings and References. Headings are for convenience of reference only and do not affect interpretation. References to Articles, Sections, Recitals and Schedules are to the Articles, Sections, Recitals and Schedules of this Agreement.

4.	Underlying Agreements. Capitalized terms used but not otherwise defined in this Agreement have the meanings given to them in (i) the Triple Flag Royalty Agreement and the Stream Agreement, in respect of provisions referencing the Triple Flag Royalty, the Stream or the Expansion Option, and (ii) the Altius Royalty Agreement, in respect of provisions referencing the Altius Royalty.

ARTICLE 2 – GRANT OF OPTIONS

5.	Grant of Option Package. Subject to the terms and conditions of this Agreement, each Royalty Holder hereby grants to Excelsior Arizona the following options, exercisable solely as part of the Option Package and not individually:

(a)	Triple Flag Buy-Down Option – TF USA grants to Excelsior Arizona the option to permanently reduce the Triple Flag Royalty from 3.0% to 2.0% of gross revenue, in consideration of payment by Excelsior Arizona to TF USA of the Triple Flag Buy-Down Price (the “Triple Flag Buy-Down Option”);

(b)	Altius Buy-Down Option – Altius grants to Excelsior Arizona the option to permanently reduce the Altius Royalty from (i) 1.625% to 1.125% while the plant capacity of all the plants operated or constructed for use in connection with the Property (“Plant Capacity”) is less than 75 million lbs. of copper per annum; and (ii) 1.5% to 1.0% while the Plant Capacity is greater than or equal to 75 million lbs. of copper per annum. (the “Altius Buy-Down Option”); and

(c)	Expansion Option Termination Right – TF International grants to Excelsior Arizona the option to permanently terminate and extinguish the Expansion Option in its entirety, in consideration of payment by Excelsior Arizona to TF International of the Expansion Option Termination Price (the “Expansion Option Termination Right”).

6.	Indivisible Package. The Triple Flag Buy-Down Option, the Altius Buy-Down Option and the Expansion Option Termination Right may only be exercised together as a single, indivisible package. Any purported exercise of fewer than all three options is null and void and of no force or effect. For greater certainty, Excelsior Arizona shall not be entitled to exercise the Altius Buy-Down Option without simultaneously exercising the Triple Flag Buy-Down Option and the Expansion Option Termination Right (and vice versa).

7.	Qualifying Acquirer. For purposes of this Agreement, an Acquirer shall be a “Qualifying Acquirer” if, as at the COC Announcement Date, the Acquirer (or, where applicable, the ultimate parent of the Acquirer):

(a)	has a market capitalization (in the case of a publicly listed entity) or net equity (in the case of a private entity) of not less than US$2 billion;

(b)	has demonstrated technical capability and operational expertise in the exploration, development, and/or production of mineral projects of comparable nature, scale, and complexity to the Project, whether through its own personnel and management team; and

(c)	is not a Person, and is not controlled by or under common control with a Person, that is the subject of any sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury, the United Nations, the European Union, the United Kingdom or Canada, or that is organized or resident in a country or territory that is the subject of comprehensive country-wide or territory-wide sanctions.

8.	Option Period. The Option Package may be exercised only during the Option Period and only in accordance with this Agreement. Upon expiry of the Option Period without a valid Exercise Notice having been delivered, the Option Package shall automatically terminate and be of no further force or effect, and the Triple Flag Royalty, the Altius Royalty and the Expansion Option shall continue in full force and effect on their original terms. For greater certainty, a valid Exercise Notice must be delivered prior to the expiry of the Option Period but the COC Closing Date may occur after the expiry of the Option Period.

ARTICLE 3 – EXERCISE OF OPTION PACKAGE

9.	Exercise Notice. Excelsior Arizona may exercise the Option Package only by completing each of the following steps:

(a)	prior to the COC Announcement Date, Excelsior Arizona shall (i) notify each Royalty Holder of the proposed Acquirer and the proposed Change of Control Transaction, (ii) provide the Royalty Holders with such information regarding the proposed Acquirer as the Royalty Holders may reasonably request to assess whether the proposed Acquirer is a Qualifying Acquirer (including, where applicable, audited financial statements, technical reports and corporate disclosure), and (iii) afford each Royalty Holder a reasonable opportunity to confirm that the proposed Acquirer is a Qualifying Acquirer (such confirmation not to be unreasonably withheld, conditioned or delayed); and

(b)	deliver a written notice (an “Exercise Notice”) to each Royalty Holder on or prior to the execution of any binding agreement in respect of the proposed Change of Control Transaction. The Exercise Notice shall:

(i)	state unequivocally that Excelsior Arizona is exercising the Option Package in full;

(ii)	provide details of the Change of Control, redacted only to the extent strictly required by applicable law or contractual confidentiality obligations to third parties;

(iii)	confirm that the Acquirer identified in the Exercise Notice is the same Person in respect of which confirmation as a Qualifying Acquirer was obtained pursuant to Section 9(a) of this Agreement;

(iv)	specify the anticipated COC Closing Date; and

(v)	confirm Excelsior Arizona’s irrevocable undertaking to pay the Total Buyback Price in accordance with Section 11.

10.	Conditional Exercise. The exercise of the Option Package pursuant to an Exercise Notice is conditional upon the consummation of the Change of Control Transaction described in the Exercise Notice with the Acquirer identified therein (or an Affiliate thereof that itself qualifies as a Qualifying Acquirer). If, for any reason, the Change of Control Transaction is not consummated on or before the date that is twelve (12) months after the COC Announcement Date (or such later date as the Parties may agree in writing), or is publicly abandoned or terminated prior to such date, the Exercise Notice and the exercise of the Option Package shall automatically be null and void and of no further force or effect, without prejudice to Excelsior Arizona’s right to deliver a further Exercise Notice in respect of any subsequent Change of Control Transaction within the Option Period.

11.	Payment of Total Buyback Price. Subject to the consummation of the Change of Control Transaction, Excelsior Arizona (or, if applicable, the Acquirer on Excelsior Arizona’s behalf) shall pay:

(a)	to TF USA, the Triple Flag Buy-Down Price (totalling US$20,000,000)

(b)	to TF International, the Expansion Option Termination Price (totalling US$35,000,000); and

(c)	to Altius, the Altius Buy-Down Price (totalling US$10,000,000),

in each case by wire transfer of immediately available funds to an account designated in writing by the relevant Royalty Holder, on the COC Closing Date or, at Gunnison’s election, no later than five

(5) Business Days following the COC Closing Date.

12.	Effect of Exercise. Effective upon receipt by the relevant Royalty Holder of the applicable portion of the Total Buyback Price in accordance with Section 11:

(a)	the Triple Flag Royalty shall, automatically and without further action by any Party, be permanently reduced from 3.0% to 2.0% of gross revenue, and the Triple Flag Royalty Agreement shall be deemed amended accordingly;

(b)	the Altius Royalty shall, automatically and without further action by any Party, be permanently reduced from (i) 1.625% to 1.125% while the Plant Capacity is less than 75 million lbs. of copper per annum; and (ii) 1.5% to 1.0% while the Plant Capacity is greater than or equal to 75 million lbs. of copper per annum., and the Altius Royalty Agreement shall be deemed amended accordingly; and

(c)	the Expansion Option shall, automatically and without further action by any Party, be terminated and extinguished in its entirety, and shall be of no further force or effect, and the Stream Agreement shall be deemed amended accordingly.

The Parties shall execute and deliver such further documents and instruments as may be reasonably necessary or desirable to give effect to the foregoing, including amending agreements, registrations and discharges. The remaining provisions of the Triple Flag Royalty Agreement, the Altius Royalty Agreement and the Stream Agreement shall continue in full force and effect, except as expressly modified by this Section 3.4.

13.	Failure to Pay. If Excelsior Arizona (or the Acquirer) fails to pay any portion of the Total Buyback Price when due in accordance with Section 11, the exercise of the Option Package shall be null and void and the Triple Flag Royalty, the Altius Royalty and the Expansion Option shall continue in full force and effect, without prejudice to the Royalty Holders’ rights and remedies in respect of such failure (including, for greater certainty, the right to claim damages or specific performance).

ARTICLE 4 – VETO RIGHT

14.	Joint Veto Right. From and after the Effective Date Excelsior Arizona shall not, and shall cause its Affiliates not to, grant, create, suffer to exist, or agree to grant or create any new royalty, stream, net profits interest, production payment, prepayment, metal loan or other similar arrangements on the Project, the Property, the Triple Flag Royalty Property or production therefrom, in each case without the prior written consent of both Triple Flag and Altius, which consent may be granted, withheld or conditioned by either Royalty Holder in its sole and absolute discretion.

15.	Survival of Existing Restrictions. For greater certainty, this Article 4 is in addition to, and does not limit, derogate from or otherwise modify, any restriction on or right to the granting of additional royalties, streams or other similar arrangements set out in the Triple Flag Royalty Agreement, the Altius Royalty Agreement or the Stream Agreement.

ARTICLE 5 – CONFIDENTIALITY AND DISCLOSURE

16.	General Restriction. Gunnison shall not, and shall cause its Affiliates and its and their respective directors, officers, employees, agents and representatives not to, make any public announcement, press release, investor presentation, marketing communication, social media post or other public disclosure (collectively, “Public Disclosure”) referring to, describing or otherwise discussing this Agreement, the Option Package, or any of the buy-down or termination rights granted hereunder, except in accordance with this Article 5.

17.	Required Disclosure. If Gunnison is required to make a Public Disclosure regarding this Agreement or the Option Package by applicable securities laws, the rules of any stock exchange on which Gunnison’s securities are listed, or other applicable law:

(a)	Gunnison shall limit such Public Disclosure to the minimum information required to comply with such requirement; and

(b)	Gunnison shall provide each Royalty Holder with a draft of such Public Disclosure not less than three (3) Business Days (or such shorter period as may be reasonably practicable in the circumstances) prior to its release, and shall consider in good faith any comments provided by either Royalty Holder.

18.	Permitted Disclosures. Notwithstanding Section 16, Gunnison and Excelsior Arizona may disclose the existence and terms of this Agreement (i) to its directors, officers, employees, advisors, financing sources and bona fide prospective acquirers and their respective advisors, in each case who have a need to know and who are bound by customary obligations of confidentiality; (ii) as required to enforce its rights under this Agreement; and (iii) with the prior written consent of each Royalty Holder.

19.	Change of Control Announcements. Without limiting the generality of Section 17, in connection with a Change of Control Transaction in respect of which Excelsior Arizona delivers an Exercise Notice, Gunnison shall (and shall use commercially reasonable efforts to cause the Acquirer to) state, in the public announcement made on the COC Announcement Date, in clear and unambiguous terms, whether or not the Option Package is being exercised in connection with such Change of Control Transaction, and shall provide each Royalty Holder with a draft of such announcement (insofar as it relates to this Agreement or the Option Package) not less than three (3) Business Days prior to its release for review and comment and shall consider in good faith any comments provided by either Royalty Holder.

ARTICLE 6 – REPRESENTATIONS AND WARRANTIES

20.	Mutual Representations. Each Party represents and warrants to each other Party that, as of the Effective Date: (i) it is duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation; (ii) it has all requisite corporate power and authority to enter into and perform its obligations under this Agreement; (iii) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action; (iv) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws and to general principles of equity; and (v) the execution, delivery and performance of this Agreement do not and will not conflict with, or result in a breach of, its constating documents or any material agreement to which it is a party or any law applicable to it.

ARTICLE 7 – GENERAL

21.	Term. This Agreement shall come into force on the Effective Date and shall continue in full force and effect until the earlier of (i) the date on which the Total Buyback Price has been paid in full pursuant to a valid exercise of the Option Package, and (ii) the expiry of the Option Period without a valid exercise of the Option Package; provided that the provisions of Article 4 (which shall survive indefinitely), Article 5, this Article 7, and any other provisions which by their nature are intended to survive termination, shall survive termination of this Agreement.

22.	No Amendment to Underlying Agreements. Except as expressly provided herein in respect of an exercise of the Option Package, nothing in this Agreement shall be construed as amending, waiving or modifying any term of the Triple Flag Royalty Agreement, the Altius Royalty Agreement or the Stream Agreement, each of which shall continue in full force and effect in accordance with its terms.

23.	Notices. Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or other electronic communication, addressed to:

(a)	If to Gunnison or Excelsior Arizona, to:

Gunnison Copper Corp.

Concord Place

2999 N. 44th St, Suite 300

Phoenix, AZ, USA 85018

Attention: Stephen Twyerould, President & CEO

E-mail: [REDACTED – Personal Information]

(b)	If to Altius, to:

2nd Floor, 38 Duffy Place

St. John’s, Newfoundland and Labrador A1B 4M5

Attention: Brian Dalton, Chief Executive Officer

E-mail: [REDACTED – Personal Information]

(c)	If to Triple Flag, to:

161 Bay Street, Suite 4535

Toronto, Ontario M5J 2S1

Attention: General Counsel

E-mail: [REDACTED – Personal Information]

24.	Assignment. No Party may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the other Parties; provided that (i) each Royalty Holder must assign this Agreement to any Person to whom it transfers all (but not less than all) of its rights under, respectively, the Triple Flag Royalty Agreement and the Stream Agreement (in the case of Triple Flag) or the Altius Royalty Agreement (in the case of Altius), and (ii) Excelsior Arizona may assign this Agreement to any Person that acquires all or substantially all of the Project, Property and Triple Flag Royalty Property, in each case provided that the assignee assumes in writing all of the assigning Party’s obligations under this Agreement.

25.	Governing Law. This Agreement is governed by and shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of any dispute arising out of or in connection with this Agreement.

26.	Specific Performance. Each Party acknowledges that monetary damages would not be an adequate remedy for any breach of this Agreement and that, in addition to any other remedies available at law, each non-breaching Party shall be entitled to seek specific performance, injunctive relief and other equitable remedies in respect of any breach or threatened breach of this Agreement, without the requirement to post any bond or other security.

27.	Entire Agreement. This Agreement, along with the Stream Agreement, Altius Royalty Agreement and Triple Flag Royalty Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, with respect to such subject matter.

28.	Amendment and Waiver. No amendment or waiver of any provision of this Agreement shall be effective unless in writing and signed by all Parties (in the case of an amendment) or by the Party against whom such waiver is sought to be enforced (in the case of a waiver). No waiver of any provision shall constitute a waiver of any other provision or of the same provision on a future occasion.

29.	Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement or of such provision in any other jurisdiction.

30.	Affiliates. Each of Gunnison, Excelsior Arizona, Altius and Triple Flag shall cause its respective Affiliates to comply with, and shall not permit any of its Affiliates to take any action that would, if taken by such Party directly, breach any obligation of such Party under this Agreement.

31.	Counterparts and Electronic Delivery. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart by email or other electronic means shall be as effective as delivery of an originally executed counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

GUNNISON COPPER CORP.

By:	/s/ “Stephen Twyerould”
Name:	Stephen Twyerould
Title:	President & CEO

EXCELSIOR MINING ARIZONA, INC. DBA GUNNISON COPPER

By:	/s/ “Stephen Twyerould”
Name:	Stephen Twyerould
Title:	President & CEO

ALTIUS ROYALTY CORPORATION

By:	/s/ “John Baker”
Name:	John Baker
Title:	Director

TRIPLE FLAG USA ROYALTIES LTD.

By:	/s/ “Warren Beil”
Name:	C. Warren Beil
Title:	Secretary

TRIPLE FLAG INTERNATIONAL LTD.

By:	/s/ “Fraser Cunningham”
Name:	Fraser Cunningham
Title:	Managing Director

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